Compañía Cervecerías Unidas S.A.

Exhibit 1: Income Statement (Second Quarter 2003)

		Ch$ millions		US$ millions (1)
		Q2'03	Q2'02	Q2'03	Q2'02	% Change

Net sales		77,162	69,772	110.4	99.8	10.6%

Cost of goods sold		(42,917)	(38,812)	(61.4)	(55.5)	10.6%
	% of sales	55.6%	55.6%	55.6%	55.6%

Gross profit		34,244	30,960	49.0	44.3	10.6%
	% of sales	44.4%	44.4%	44.4%	44.4%

SG&A		(33,262)	(30,008)	(47.6)	(42.9)	10.8%
	% of sales	43.1%	43.0%	43.1%	43.0%

Operating income		983	951	1.4	1.4	3.3%
	% of sales	1.3%	1.4%	1.3%	1.4%

Non-operating result
	Financial income	279	459	0.4	0.7	-39.3%
	Equity in NI of rel. companies	(384)	343	(0.5)	0.5	NM
	Other non-operating income	342	396	0.5	0.6	-13.8%
	Amortization of goodwill	(586)	(655)	(0.8)	(0.9)	10.5%
	Interest expenses	(1,304)	(926)	(1.9)	(1.3)	-40.8%
	Other non-operating expenses	(1,168)	(418)	(1.7)	(0.6)	-179.2%
	Price level restatement	1,699	589	2.4	0.8	188.3%
	Currency exchange result	(543)	(1,197)	(0.8)	(1.7)	54.6%
	Total	(1,665)	(1,408)	(2.4)	(2.0)	-18.2%

Income before taxes		(683)	(457)	(1.0)	(0.7)	-49.4%
	Income taxes	(93)	(1,785)	(0.1)	(2.6)	94.8%
	Tax rate	-13.6%	-390.6%	-13.6%	-390.6%

Minority interest		(212)	(598)	(0.3)	(0.9)	64.6%

Amort. of negative goodwill		11	13	0.02	0.02	-10.4%

Net income		(976)	(2,828)	(1.4)	(4.0)	65.5%
	% of sales	-1.3%	-4.1%	-1.3%	-4.1%

Earnings per share		(3.06)	(8.88)	(0.00)	(0.01)	65.5%
Earnings per ADR		(15.32)	(44.39)	(0.02)	(0.06)

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		10,216	11,147	14.6	15.9	-8.3%
Amortization		505	356	0.7	0.5	41.8%
EBITDA		11,704	12,454	16.7	17.8	-6.0%
	% of sales	15.2%	17.9%	15.2%	17.9%

Capital expenditures		4,990	4,059	7.1	5.8	22.9%

(1) Exchange rate: US$ 1.00 = Ch$ 699.12